Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of
Hudson Housing Capital LLC)

Financial Statements
(With Supplementary Information)
and Report of Independent Registered
Public Accounting Firm

December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2850
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brush (212) 218-4456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas 10th FL	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A. Macari _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hudson Housing Securities LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



```
JOSEPH CHAN
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01CH6020174
COMMISSION EXPIRES 2/22/23
```



Signature

COO, Hudson Housing Securities LLC
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

<u>Index</u>

Page

Annual Audited Report Form X-17a-5 Part III

Report of Independent Registered Public Accounting Firm

To the Managing Member
of Hudson Housing Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2001.

New York, New York
February 26, 2020

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

<u>Assets</u>

Cash	$	912,561
Total assets	$	912,561

<u>Liabilities and Member's Equity</u>

Liabilities		
Accounts payable and accrued expenses	$	15,055
Total liabilities		15,055
Member's equity		897,506
Total liabilities and member's equity	$	912,561

See notes to financial statements

4

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF INCOME

Year ended December 31, 2019

Revenue		
Placement fees	$	6,040,642
Total revenue		6,040,642
Expenses		
Dues and filing fees		23,134
Professional fees		39,688
Occupancy		64,791
Salaries		428,793
Travel		60,034
General and administrative		40,401
Total expenses		656,841
		5,383,801
Interest income		8,058
Net income	$	5,391,859

See notes to financial statements

5

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2019

Balance, December 31, 2018	$	2,177,011
Distributions		(6,671,364)
Net income		5,391,859
Balance, December 31, 2019	$	897,506

See notes to financial statements

6

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2019

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	5,391,859
Changes in operating assets and liabilities		
Increase in accounts payable and accrued expenses		62
Net cash provided by operating activities		5,391,921
Cash flows from financing activities		
Distributions		(6,671,364)
Net cash used in financing activities		(6,671,364)
Net decrease in cash		(1,279,443)
Cash, beginning of year		2,192,004
Cash, end of year	$	912,561

See notes to financial statements

7

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hudson Housing Securities LLC ("the Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC ("Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. In addition, the Company acts as a finder for unaffiliated investment partnerships in connection with proposed investments by the unaffiliated investment partnerships in partnerships, which own multifamily, residential real estate. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 26, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," (ASU 2014-09), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The guidance is effective for reporting periods beginning after December 15, 2017.

In exchange for providing placement services, the Company is entitled to a placement fee which is evidenced in a Capital Commitment Addendum ("CCA") for each Commitment Closing. The Company earns substantially all of its revenue through placement fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. The Company establishes a contract in the form of a limited partnership agreement or operating agreement in which the performance obligation is identified as the sale of a limited partnership or member interest in an investment partnership to an investor limited partner. In addition, the investor limited partner must provide consent for the investment partnership to acquire a limited partnership or member interest in a property partnership for a Commitment Closing to occur. The Company recognizes revenue at the time of the Commitment Closing once a CCA is delivered to and accepted by the general partner or managing member of the investment partnership which satisfies the Company's performance obligation. In addition, the Company may be engaged as a finder in connection with the introduction of an unaffiliated investment partnership to a property partnership in connection with the proposed investment by the unaffiliated investment partnership in the property

8

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

partnership. Pursuant to the Engagement Letter evidencing the engagement, the Company will receive compensation for its services in its capacity as a finder and such compensation is recognized as revenue at the time the unaffiliated investment partnership is admitted as an investor member or investor limited partner in the property partnership.

During the year ended December 31, 2019, the Company earned and received $5,489,588 from affiliated investment partnerships and $551,054 from unaffiliated investment partnerships and such amounts are included in placement fees on the statement of income.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", ("ASU 2016-02"), which supersedes the existing guidance for lease accounting, "Leases (Topic 840)". ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. In July 2018, the FASB issued updated guidance which allows an additional transition method to adopt the new lease standard at the adoption date, as compared to the beginning of the earliest period presented, and recognize a cumulative-effect adjustment to the beginning balance of retained earnings in the period of adoption. The adoption of this guidance did not have a material impact on the Company's financial statements and furthermore, the Company is not party to a lease as of December 31, 2019. Rather, the Company is party to an expense sharing agreement with Hudson resulting in the allocation of certain occupancy expenses to the Company and such agreement with Hudson is renewed annually.

Hudson's current lease arrangements expire through 2032.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2016 remain open.

NOTE 2 - RELATED PARTY TRANSACTIONS

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2019, $0 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2019, these services totaled $656,779.

NOTE 3 - CONCENTRATION OF CREDIT RISK

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is in compliance with the net capital requirements of the SEC and FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $897,506 which is $892,506 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0168 to 1.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION

**Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

December 31, 2019

Line

1. Total ownership equity from statement of financial condition	$	897,506
5. Total capital and allowable subordinated liabilities		897,506
6. Deduction: Nonallowable assets		-
10. Net capital	$	897,506
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,004
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	892,506
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	891,506

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	15,055
20. Percentage of aggregate indebtedness to net capital		1.68%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Report of Independent Registered Public Accounting Firm

11

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

**Schedule II - Computation for Determination of the Reserve Requirements
Under Rule 15c3-1 of the Securities and Exchange Commission**

December 31, 2019

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

SUPPLEMENTARY INFORMATION - CONTINUED

Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
of Hudson Housing Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hudson Housing Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hudson Housing Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provision") and (2) Hudson Housing Securities LLC stated that Hudson Housing Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2019 without exception. Hudson Housing Securities LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Housing Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 26, 2020

HUDSON HOUSING SECURITIES LLC
630 FIFTH AVENUE
SUITE 2850
NEW YORK, NY 10111

Hudson Housing Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hudson Housing Securities LLC

I, Joseph A. Macari, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Operating Officer
Dated: February 26, 2020